UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 001-31945

DIRECTV 401(k) SAVINGS PLAN

DIRECTV
2260 East Imperial Highway
El Segundo, California 90245
(Name of issuer of the securities held pursuant to
The Plan and the address of its
principal executive offices)

(310) 964-5000
(Registrant's telephone number, including area code)

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Patrick T. Doyle
Executive Vice President and
Chief Financial Officer
2260 East Imperial Highway
El Segundo, California 90245

DIRECTV 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

	Report of Independent Registered Public Accounting Firm	3

	Financial Statements

	Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	5

	Notes to the Financial Statements	6

	Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014	15

Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

(b)	EXHIBITS

	Exhibit 23.1- Consent of Independent Registered Public Accounting Firm - Crowe Horwath LLP	16

DIRECTV 401(k) SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the DIRECTV 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIRECTV 401(k) Savings Plan
(Name of Plan)

Date: May 20, 2015	By:	/s/ Paul A. James
Paul A. James
Senior Vice President, Finance

DIRECTV 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
of the DIRECTV 401(k) Savings Plan
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of the DIRECTV 401(k) Savings Plan (Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of DIRECTV 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CROWE HORWATH LLP
Crowe Horwath LLP

Oak Brook, Illinois
May 20, 2015

DIRECTV 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2014	December 31, 2013
	(Dollars in Thousands)
INTEREST IN NET ASSETS OF THE MASTER TRUST (Notes 2 and 3)	$2,301,793	$2,180,134

CONTRIBUTIONS RECEIVABLE
Employee	16	210
Employer	1,822	1,518
Total contributions receivable	1,838	1,728

TOTAL ASSETS	2,303,631	2,181,862

NET ASSETS AVAILABLE FOR BENEFITS, REFLECTING INVESTMENTS AT FAIR VALUE	2,303,631	2,181,862

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(4,553)	(3,145)

NET ASSETS AVAILABLE FOR BENEFITS	$2,299,078	$2,178,717
__________
See the Notes to the Financial Statements.

DIRECTV 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

Year Ended
December 31, 2014
(Dollars in Thousands)
INVESTMENT ACTIVITIES:
Net investment income from Master Trust (Notes 2 and 3)	$205,101

OTHER ACTIVITIES:
Employee contributions	75,279
Employer contributions	37,772
Benefit payments	(197,791)
(84,740)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	120,361

NET ASSETS AVAILABLE FOR BENEFITS AT:
BEGINNING OF YEAR	2,178,717

END OF YEAR	$2,299,078
__________
See the Notes to the Financial Statements.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.    PLAN DESCRIPTION AND RELATED INFORMATION

Description of the Plan - The DIRECTV 401(k) Savings Plan (the “Plan”), is a defined contribution plan of DIRECTV (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).

The description of the Plan in the following notes provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Plan Administration - The Plan is administered by an Administrative Committee whose members are appointed by the Company. The trustee of the Plan is State Street Bank and Trust Company (“State Street”). Additional Plan information is provided to the participants by the Company in the form of a Summary Plan Description.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America, or GAAP.

Investment Valuation and Income Recognition - The Plan participates in the DIRECTV Savings Plan Group, Inc. Master Trust (the “Master Trust”). All of the Plan's investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the Plan's interest in the net assets of the Master Trust reflecting all of its investments at fair value. Purchases and sales of securities held by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income from the Master Trust includes the Plan's interest in the Master Trust's gains and losses on investments bought and sold as well as held during the year less investment management and administrative expenses.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Risks and Uncertainties - The Plan invests in the Master Trust which utilizes various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity, and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and that such changes could have a material effect on the Plan's financial statements and participants' account balances.

Income Taxes - The Plan obtained its latest determination letter on August 7, 2014 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since the effective date of the determination letter, however, the Company and Plan management believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and is, therefore, not subject to federal income taxes under present income tax laws. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is not subject to income tax examinations for years prior to 2011.

Contributions - Participants’ contributions are recorded in the period in which they are withheld by DIRECTV. Employer Matching contributions are recorded in the same period that participants’ contributions are recorded. Any additional company

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

match amount due or “True-Up” will be calculated and posted to employees’ accounts on or about the end of the quarter immediately following plan-year end. Plan’s contribution receivable are made in cash and reported at fair value.

Notes Receivable from Participants - Notes receivable from participants are reported within the Plan's investment in the Master Trust at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Management and Administrative Expenses - Investment management fees are incurred against each fund option held by the Master Trust, which effectively reduces the fund’s investment performance. All administrative expenses of the Plan, including but not limited to record keeping, trustee and audit fees are paid by participants in the plan through a monthly fee assessment.

NOTE 3.     INFORMATION CONCERNING THE MASTER TRUST AND FAIR VALUE MEASUREMENTS

The Master Trust was created pursuant to a trust agreement between the Company and State Street, as trustee of the funds, to permit the commingling of plan assets for investment and administrative purposes. The assets of the Master Trust and the Plan are held by State Street. As of and for the year ended December 31, 2014, and as of December 31, 2013, the DIRECTV 401(k) Savings Plan was the only Plan in the Master Trust.

The following tables summarize the net assets and net investment income of the Master Trust.

a)  NET ASSETS OF THE MASTER TRUST

	December 31, 2014	December 31, 2013
	(Dollars in Thousands)
Total investments, at fair value	$2,261,079	$2,144,403

Notes receivable from participants	42,289	35,678
Dividends and interest receivable	837	748
Receivable for securities sold	1,320	176
Payable for securities purchased	(2,244)	(177)
Payable for investment management and administrative expenses	(1,488)	(694)
NET ASSETS OF THE MASTER TRUST REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,301,793	2,180,134
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(4,553)	(3,145)
NET ASSETS OF THE MASTER TRUST	$2,297,240	$2,176,989

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

b) NET INVESTMENT INCOME OF THE MASTER TRUST AND THE PLAN FOR THE YEAR ENDED DECEMBER 31, 2014:

Year Ended
December 31, 2014
(Dollars in Thousands)
INVESTMENT INCOME AND EXPENSES
Net appreciation in fair value of investments:
DIRECTV Common Stock	$75,888
Other Common Stock	52,308
Collective Trusts	41,984
Mutual Funds	11,270
Net appreciation in fair value of investments	181,450
DIVIDENDS AND INTEREST INCOME	29,467
INVESTMENT MANAGEMENT AND ADMINISTRATIVE EXPENSES	(5,816)
NET INVESTMENT INCOME	$205,101

c) The following table presents the fair values of the Plan’s participant-directed investments in the Master Trust which represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
	(Dollars in Thousands)

DIRECTV Common stock	$361,021	$303,465
Collective Trusts
Galliard Stable Value Fund (Contract value: 2013 - $135,187 and $142,670 for 2012)	125,093	136,268
Invesco Stable Value Trust (Contract value: 2013 - $138,450 and $146,157 for 2012)	128,677	140,166
BlackRock Equity Index Fund	115,681	85,804*

* Amount does not exceed 5%, however, it is shown for comparative purposes only.

Fair value is the price that would be received by the Plan or Master Trust for an asset or paid by the Plan or Master Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements establish a fair value hierarchy which requires the Plan and Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Valuation is based on quoted market prices in active markets for identical assets or liabilities.

Level 2: Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable, for substantially the full term of the asset or liability.

Level 3: Valuation is based upon other unobservable inputs that are not corroborated by market data.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Participants can choose from a wide range of investment options in major investment categories offered by the Plan. In addition, participants may utilize an individual self-directed brokerage account, through which participants have access to a

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

broader range of investments including stocks, corporate and government bonds, exchange traded funds and mutual funds in accordance with the Plan. The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.

Common stocks, mutual funds and self-directed brokerage account: The fair values are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts:  The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values reported by the fund managers as of the Plan's financial statement dates and recent transaction prices (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary.

The fixed income funds primarily invest in high quality bonds and other fixed income securities, including U.S. government obligations, corporate bonds, mortgages and asset-backed securities. It seeks to track the performance of the Barclays Capital Aggregate Bond Index. The balanced fund primarily invests in inflation sensitive equities, commodities, treasury inflation protected securities (TIPS) and emerging market inflation-linked bonds. It seeks to provide returns above inflation as calculated by the U.S. Consumer Price Index over a market cycle. The large cap equity funds invest primarily in U.S. company stocks, with the objective of providing long-term growth of capital or providing results that correspond to the total return performance of the S&P 500 Index. The small/mid cap funds invest primarily in U.S. smaller capitalization equity securities and some mid-capitalization equity securities, and certain of these funds are designed to approximate the performance of the Russell 2500 Index, or generally to seek long-term capital appreciation through the fund's investment strategy. The international equity funds invest primarily in established foreign companies or companies of emerging markets outside the U.S. and the funds are designed to approximate the performance of the MSCI Emerging Markets Index or the MSCI All Country World ex-U.S. Index. The Target Retirement Funds seek their objectives by investing in a set of underlying SSgA collective trust funds representing various assets classes, such as stocks, real estate investment trusts, commodities interests and fixed-income securities. Each Fund’s asset allocation becomes more conservative as it approaches its target retirement date. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Stable value funds: The fair values of participation units in the stable value collective trusts are based upon the net asset values of these underlying stable value funds which reflect adjustments to state the investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the funds (level 2 inputs). The funds seek to provide stability of principal and interest, and to achieve higher returns over time than money market funds. The funds invest in investment contracts offered by major banks, insurance companies, and other financial institutions. Such contracts include Guaranteed Investment Contracts, which pay interest at a specified rate and repay principal at maturity, and wrapped fixed income contracts, which consist of contracts designed to smooth out the investment return on an underlying portfolio of diversified, high quality fixed income securities. These underlying investments primarily include government, corporate, mortgage-backed and asset-backed securities. The funds also invest in short-term investments to provide for liquidity needs. The funds provide for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of December 31, 2014:

	Investment Assets at Fair Value as of December 31, 2014
	(Dollars in Thousands)
INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed income funds	$47,206	$—	$—	$47,206
Large cap equity funds	197,361	—	—	197,361
Small/mid cap equity funds	44,797	—	—	44,797
International equity funds	34,203	—	—	34,203
Company common stock
Domestic large cap	361,021	—	—	361,021
Common stocks
Domestic large cap	500,612	—	—	500,612
Domestic small/mid cap	40,424	—	—	40,424
Brokerage account
Brokerage account	10,880	—	—	10,880
Collective trusts
Short-term investment fund	—	16,600	—	16,600
Stable value funds	—	320,878	—	320,878
Fixed income funds	—	47,952	—	47,952
Balanced funds	—	7,331	—	7,331
Large cap equity funds	—	153,093	—	153,093
Small/mid cap equity funds	—	69,541	—	69,541
International equity funds	—	86,471	—	86,471
Target retirement fixed income funds	—	29,146	—	29,146
Target retirement blended funds	—	67,032	—	67,032
Target retirement equity funds	—	226,531	—	226,531
Total Investments	$1,236,504	$1,024,575	$—	$2,261,079

There were no transfers between level 1 and level 2 during the year ended December 31, 2014.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust's investments measured at fair value on a recurring basis as of December 31, 2013:

	Investment Assets at Fair Value as of December 31, 2013
	(Dollars in Thousands)
INVESTMENTS:	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed income funds	$29,738	$—	$—	$29,738
Large cap equity funds	192,361	—	—	192,361
Small/mid cap equity funds	45,137	—	—	45,137
International equity funds	36,899	—	—	36,899
Company common stock
Domestic large cap	303,465	—	—	303,465
Common stocks
Domestic large cap	508,508	—	—	508,508
Domestic small/mid cap	22,764	—	—	22,764
Collective trusts
Short-term investment fund	—	11,675	—	11,675
Stable value funds	—	349,445	—	349,445
Fixed income funds	—	55,681	—	55,681
Balanced funds	—	7,825		7,825
Large cap equity funds	—	124,842	—	124,842
Small/mid cap equity funds	—	89,333	—	89,333
International equity funds	—	76,644	—	76,644
Target retirement fixed income funds	—	29,144	—	29,144
Target retirement blended funds	—	65,426	—	65,426
Target retirement equity funds	—	195,516	—	195,516
Total Investments	$1,138,872	$1,005,531	$—	$2,144,403

Fully Benefit-Responsive Investment Contracts: While Master Trust investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Master Trust's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Master Trust's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Master Trust holds an indirect interest in a fully benefit-responsive contract, through its investment in a stable value fund.

NOTE 4.    PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the Plan are eligible to participate in the Plan as soon as administratively feasible following one hour of service. Subject to certain limitations, the Plan provides that eligible participants may contribute from 1 percent to 50 percent (in whole percentages) of their compensation to the Plan. If an eligible employee does not enroll during the first 35 days after hire or rehire, the employee will be automatically enrolled in the Plan at 3 percent contribution. The participants may direct these contributions to any of the investment funds included in the Master Trust described in Note 3.

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The Company contributes an amount equal to 100 percent of the individual employee's contribution to the Plan up to 4 percent of the employee's compensation. During the year, some employees may not receive the full company match that they are eligible for due to certain IRS limits or changes they made to their contribution elections. Any additional company match amount due or “True-Up” will be calculated and posted to employees’ accounts on or about the end of the quarter immediately following plan-year end. At December 31, 2014 and December 31, 2013, employer contributions receivable totaled $1,822,000 and $1,518,000 respectively.

Individual accounts are maintained for each participant. Each participant's account is maintained to reflect: (i) credits for contributions into the Plan, (ii) credits for the Company's applicable matching contributions including true-up receivable, (iii) charges for loans taken and credits for repayments to those loans, (iv) charges for any withdrawals from the Plan, (v) an allocation of earnings or losses from applicable fund performance, and (vi) a periodic charge for the Plan's administrative expenses.

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company matching contributions is based on years of service. For Company matching contributions made on or after December 1, 2010, participants become fully vested after two years of service. For all Company matching contributions made before December 1, 2010, participants become fully vested after three years of service. Forfeited Company contributions, if any, are used to reduce future Company contributions to the Plan.

The Plan provides that if a participant separates from service with the Company as a result of retirement, the participant may elect to receive their vested interest in their account balance in either a lump sum or installments. If the participant separates as a result of death or disability, their vested interest in their account balance will be paid in a lump sum payment.

At December 31, 2014 and 2013, the Plan assets included forfeited Company contributions that totaled $359,028 and $420,842, respectively. These amounts will be used to reduce future employer contributions. During the year ended December 31, 2014, the forfeitures used to reduce employer contributions were $1,645,242.

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions set forth in ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 5.    NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans, secured by the balance in the participant's account, bear interest at the rate of 1 percent over the Prime Rate as published in Reuters (which rate is fixed at the inception of the loan), and maturities generally may not exceed four years (except for residential loans where maturities extend to 15 years, effective July 1, 2010). The loans mature between 2015 and 2029 at interest rates ranging from 4.25% to 9.25%.

NOTE 6.    PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution. The amounts included in net assets available for benefits that have been allocated to accounts of participants who have elected to withdraw benefits from the Plan, but were not yet paid from the Plan as of December 31, 2014 and December 31, 2013 totaled $120,810 and $227,517, respectively.

NOTE 7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2014 and 2013, the Plan held, through the Master Trust, 4,164,031 and 4,392,315 shares, respectively, of common stock of DIRECTV, the sponsoring employer. The Plan's investment in DIRECTV common stock, held within its

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

investment in Master Trust, reflects 15.72% and 13.94%, respectively, of net assets available for benefits as of December 31, 2014 and 2013.

Certain Master Trust investments are shares of collective trust funds managed by State Street Global Advisors (SSgA) which is the investment arm of State Street, the trustee of the Plan and issuer of these collective trust funds. Certain Master Trust investments are stock shares of service providers. These transactions qualify as exempt party in-interest transactions. Certain assets of the Master Trust are loans to plan participants, and hence these transactions are party-in-interest transactions. The Master Trust also pays expenses for administration of the Master Trust and participating plans in the Master Trust and these transactions qualify as party-in-interest transactions.

Some of the Plan’s investments in collective trusts are managed by Mercer Investment Management Co., an investment manager, and its affiliates, which are also exempt party-in-interest transactions. Actual fees paid by the Plan for investment management also qualify as parties-in-interest transactions and offset investment income in the accompanying financial statements.

NOTE 8.    SUBSEQUENT EVENTS

On May 18, 2014, DIRECTV and AT&T Inc., or AT&T, announced that they entered into a definitive agreement under which DIRECTV will combine with AT&T in a stock and cash transaction. The Agreement and Plan of Merger, which was included as Exhibit 2.1 to the Form 8-K filed with the SEC on May 19, 2014, or the Merger Agreement, was approved unanimously by the Board of Directors of each company and was approved by our stockholders at a special meeting held on September 25, 2014.

Subject to the conditions in the Merger Agreement, at the effective time of the merger, our shareholders will receive $95.00 per share, subject to adjustments as described below under the terms of the merger, comprised of $28.50 per share in cash and $66.50 per share in AT&T stock. The stock portion will be subject to a collar such that our shareholders will receive 1.905 AT&T shares if the AT&T stock price is below $34.90 at closing and 1.724 AT&T shares if the AT&T stock price is above $38.58 at closing. If the AT&T stock price at closing is between $34.90 and $38.58, our shareholders will receive a number of shares between 1.724 and 1.905, equal to $66.50 in value.  In all cases, the AT&T stock price at closing is based on a volume-weighted average as provided in the Merger Agreement. The value of the shares may differ on the date of exchange. The transaction is subject to review by the U.S. Department of Justice and the Federal Communications Commission. The transaction has been reviewed and approved by Brazil telecommunications and Mexican antitrust authorities. The transaction is expected to close in the second quarter of 2015.

NOTE 9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to the Form 5500:

	December 31, 2014	December 31, 2013
	(Dollars in Thousands)
Net assets available for benefits per the financial statements	$2,299,078	$2,178,717
Payable to participants	(121)	(228)
Net assets per the Form 5500	$2,298,957	$2,178,489

DIRECTV 401(k) SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - (continued)

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2014, per the financial statements to the net income reported in the Form 5500:

Year Ended
December 31, 2014
(Dollars in Thousands)
Increase in net assets available for benefits per the financial statements	$120,361
Payable to participants - current period	(121)
Payable to participants - prior period	228
Net gain per the Form 5500	$120,468

***

DIRECTV 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Name of Plan Sponsor: DIRECTV
Employment Identification Number: 26-4772533
Three Digit Plan Number: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Various Participants	Participant Loans (maturing between 2015 and 2029 at interest rates from 4.25% to 9.25%)	$42,288,675
* Party-in-interest